Exhibit 99.2

Management’s Discussion and Analysis of Financial Statements
for the period ended May 31, 2013

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three months and nine months ended May 31, 2013 (the “Quarter” and “Period”, respectively). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Period and the consolidated financial statements and Annual Information Form for the year ended August 31, 2012.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2012, and:

•	uncertainties as to the possible delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;
•	uncertainties involved in the estimation or realization of mineral resources;
•	uncertainties as to the recovery rates and production costs of rare metals and other minerals;
•	uncertainties as to the timing and amount of estimated future production;
•	uncertainties as to the requirements for additional capital;
•	uncertainties as to fluctuation of future prices of rare metals and other minerals;
•	uncertainties as to fluctuation of market demand for rare metals and other minerals;
•	uncertainties as to the reliability of plant operations at production scale;
•	uncertainties as to fluctuation of energy costs; and
•	uncertainties as to the risks of the mining industry.

Most of these factors are beyond Avalon’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

Avalon Rare Metals

Management’s Discussion and Analysis
For the period ended May 31, 2013

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. This MDA is prepared as of July 10, 2013.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal: tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its seven mineral resource properties. The Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Project”) is the Company’s most advanced project, and the Company completed its feasibility study (“FS”) on this Project during the Quarter.

The Company has embraced the principles of sustainability as core to its business practice by first adopting in 2008, the Principles and Guidelines for Responsible Exploration (“e3 Plus”) developed by PDAC as policy of the Company. In addition, in 2011, the Company became an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators.

Avalon is making a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional efforts in community engagement with Aboriginal groups. Avalon applies these principles throughout its operations, particularly with respect to its environmental, health and safety and community engagement practices on the Project. In April, 2012, Avalon released its inaugural Sustainability Report entitled “Journey to a Sustainable Future”, which follows the principles of TSM and the Global Reporting Initiative guidelines. Subsequent to the end of the Quarter, the Company published a summary of its 2012 Corporate Sustainability Report, entitled Rooted in Sustainability (the "Sustainability Summary"). The Sustainability Summary is a precursor to the full 2012 Corporate Sustainability Report (to be released later this summer), which is being prepared within the framework of the Global Reporting Initiative ("GRI"), Version G3.1, Level C.

Avalon Rare Metals Inc.	Page 2 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the REE where China provides approximately 95% of the world’s primary supply. Policy directives announced by the Chinese government are dictating reductions in exports of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company. The financial data for fiscal 2011 has been adjusted to comply with International Financial Reporting Standards (“IFRS”). For a reconciliation to pre-transition generally accepted accounting principles in Canada (“Canadian GAAP”), see Note 17 of the notes to the Company’s consolidated financial statements for the year ended August 31, 2012.

For the Years Ending August 31,	2012(1)	2011(1)	2010(2)
	$	$	$
Net revenues	1,105,731	605,142	80,557
Loss before discontinued operations and extraordinary items	11,152,194	8,709,760	4,099,300
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.11	0.09	0.05
Net loss	11,152,194	8,709,760	4,099,300
Net loss, per share basic and fully diluted	0.11	0.09	0.05
Total assets	124,081,323	123,815,949	41,526,715
Total long term liabilities	103,600	-	-
Cash dividends	-	-	-

(1)	Prepared in accordance with IFRS
(2)	Prepared in accordance with Canadian GAAP prior to transition to IFRS

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any impairment losses recognized on its mineral properties during the period. The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2013 totalled $3,852,860, a 48% decrease over the level of expenditures for the quarter ended May 31, 2012 ($7,349,337). Of these expenditures, 96.0% were incurred on Nechalacho, and 3.4% were incurred on the Company’s Separation Rapids Project. The decrease compared to the prior period was primarily caused by decreased expenditures on diamond drilling, metallurgical work and feasibility studies on Nechalacho.

Avalon Rare Metals Inc.	Page 3 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Resource property expenditures for the nine months ended May 31, 2013 (the “Nine Months”) totalled $15,746,102, a 22% decrease over the level of expenditures for the nine months ended May 31, 2012 ($20,136,474). Of these expenditures, 98.5% were incurred on Nechalacho, and 0.9% were incurred on the Company’s Separation Rapids Project. The decreased expenditures on Nechalacho account for 85% of the total decrease, the decreased expenditures on Spor Mountain account for 5% of the total decrease, and the decrease on Separation Rapids account for 4% of the total decrease. The decreased expenditures on Nechalacho were mostly related to the decrease in diamond drilling, which were partially offset by the increase in FS work and engineering studies.

No properties were abandoned during the Quarter or Period and no impairment loss was recognized.

Nechalacho Rare Earth Elements Project

The Nechalacho Rare Earth Elements Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to one underlying 2.5% NSR royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The Company has completed its Accommodation Agreement with the Deninu K’ue First Nation (“DKFN”). The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Project in the NWT and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project in the NWT has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

Negotiations towards the completion of similar accommodation agreements with the Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”) are ongoing with the objective of concluding these agreements in 2013.

Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE deposit (the “Nechalacho Deposit”). The Nechalacho Deposit is the mineral resource for the Project. There are other known rare metals mineral occurrences on the property including the “North T” beryllium deposit.

Avalon Rare Metals Inc.	Page 4 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Expenditures on the Project during the Quarter totalled $3,699,868. Of this, approximately 29% was spent on engineering studies, 23% on the FS, 20% on metallurgical studies, 10% on drilling and geological work in support of the drilling program, 14% on environmental studies and permitting work, with the balance funding community consultation work.

Mineral Resource and Reserve Summary

From July, 2007 to March, 2013 Avalon completed 108,565 metres of drilling in 502 holes on the Nechalacho Deposit.

The recent drilling programs have focused on further definition of resources in the immediate vicinity of the planned location of the underground access ramp, close to where it would first encounter Basal Zone mineralization. The 2013 winter drill campaign extended from February to early March with one rig drilling 12 HQ holes totaling 1,977 metres. An additional 4 holes totaling 1,000 metres of definition drilling are planned for late July 2013. Results from the 2013 drilling programs will be incorporated into a new updated Mineral Resource estimate to be completed later this year.

An estimate of mineral resources has been previously prepared by Avalon and audited by Roscoe Postle Associates Inc. (“RPA”), as disclosed in the Company’s news release dated November 26, 2012. The Measured and Indicated Mineral Resources for the Basal Zone total 65.83 million tonnes grading 1.57% TREO1 and 0.34% HREO, with 21.86% HREO/TREO using the base case Net Metal Return (“NMR”) cut-off of US$320/tonne. The reader is referred to the November 26, 2012 news release for complete disclosure of the individual REE values, resource estimation methodology employed and other relevant context. This mineral resource estimate is the basis for the estimate of Proven and Probable Mineral Reserves used in the FS.

The Proven and Probable Mineral Reserves in the FS were estimated by Avalon and reviewed by Micon International Limited (“Micon”). The estimate of Proven and Probable Mineral Reserves represents the portion of the Measured and Indicated Mineral Resources in the Basal Zone that are included in the mine development plan.

The fully diluted Proven and Probable Mineral Reserves are set out in the table below. This estimate includes planned internal dilution averaging 8.5% over the Life-of-Mine (“LOM”) from Inferred Mineral Resources added at zero grade and Measured and Indicated Mineral Resources that are below the NMR cutoff of US$320/tonne added at estimated grade. Additional external dilution of 5% was added to tonnage in secondary stopes, about half of all stopes, for an average of approximately 11% total dilution.

It should be noted that rare earth and yttrium oxides have been calculated and expressed herein as RE2O3 although oxides of cerium, praseodymium and terbium are often given using the formulae CeO2, Pr6O11 and Tb4O7, respectively. The latter convention is used for oxide pricing.

1 HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3. TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3. HREO/TREO is the percentage proportion of rare earths that are HREO.

Avalon Rare Metals Inc.	Page 5 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Proven and Probable Mineral Reserves, Basal Zone, Nechalacho Deposit
	Mineral Reserve Category
	Proven	Probable	Proven and Probable
Tonnage (t)	3,682,347	10,917,653	14,600,000
TREO (%)	1.73	1.69	1.70
HREO (%)	0.47	0.45	0.46
HREO/TREO	27.26%	26.61%	26.78%
La2O3	0.2577%	0.2558%	0.2562%
Ce2O3	0.5748%	0.5671%	0.5689%
Pr2O3	0.0720%	0.0713%	0.0714%
Nd2O3	0.2865%	0.2825%	0.2835%
Sm2O3	0.0655%	0.0647%	0.0649%
Eu2O3	0.0084%	0.0083%	0.0083%
Gd2O3	0.0626%	0.0610%	0.0614%
Tb2O3	0.0105%	0.0101%	0.0102%
Dy2O3	0.0581%	0.0558%	0.0563%
Ho2O3	0.0110%	0.0103%	0.0105%
Er2O3	0.0295%	0.0272%	0.0278%
Tm2O3	0.0039%	0.0037%	0.0038%
Yb2O3	0.0233%	0.0220%	0.0224%
Lu2O3	0.0032%	0.0031%	0.0031%
Y2O3	0.2605%	0.2485%	0.2515%
ZrO2	3.4042%	3.3142%	3.3375%
Nb2O5	0.4267%	0.4134%	0.4167%
Ta2O5	0.0457%	0.0451%	0.0452%

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are based on Mineral Resources published by Avalon in News Release dated November 26th, 2012 and audited by Roscoe Postle Associates Inc.
3.	Mineral Reserves are estimated using price forecasts for 2016 for rare earth oxides given below.
4.	HREO grade is comprised of Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade is comprised of all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
5.	Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of US$320/t.
6.	Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.
7.	Mineral Reserves calculation includes an average internal dilution of 8.5% and external dilution of 5% on secondary stopes.
8.	The mine plan was developed by Avalon Rare Metals Inc. engineers and reviewed by Micon International Limited. The QP for this Mineral Reserve is Barnard Foo, P. Eng, M. Eng, MBA, Senior Mining Engineer, Micon International Limited.

Avalon Rare Metals Inc.	Page 6 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Feasibility Study Results

The FS, which was prepared by SNC-Lavalin Inc. ("SLI"), was completed during the Quarter and was disclosed in the Company’s news release dated April 17, 2013. The technical information on the FS has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh.

The FS is the first feasibility level study to be completed on a major heavy rare earth project outside of China. The FS results confirm that the Project is technically feasible and economically robust.

The FS covers all aspects of project development, including mining, mineral concentration, hydrometallurgical processing, refining and separation of individual rare earth oxides as well as all related infrastructure. SLI developed its capital and operating cost estimates from first principle capital quotations, estimates from suppliers, manufacturers, contractors and experience based on comparable operations in Canada and abroad. The capital and operating cost estimates were completed to a level consistent with an AACEI Class 3 estimate, with an intended level of accuracy of ±15%, based on Q2 2012 prices, excluding escalation.

FS Highlights

•	The discounted cash flow ("DCF") analysis yields a 22.5% internal rate of return ("IRR") on a pre-tax basis and a 19.6% IRR on an after-tax basis, assuming 100% equity financing. The Project's net present value ("NPV") at a 10% discount rate is $1.351 billion pre-tax and $900 million after-tax.
•	Total Project construction capital costs are $1.575 billion, which is inclusive of a 13% contingency and $122 million in sustaining capital. Of the total capital costs, approximately $1.152 billion is expected to be incurred in the Northwest Territories and $423 million is expected to be incurred in Louisiana.
•	Operating costs average $264.5 million per year
•	Revenues average $645.8 million per year ($456.5 million from separated rare earth oxides ("REO") and $189.3 million from the sale of an enriched zirconium concentrate ("EZC")).
•	Revenues from HREE are in excess of 50% of total Project revenue.
•	Sales of the five critical REO (neodymium, europium, terbium, dysprosium and yttrium) account for over 82% of the separated REO revenues.
•	Lanthanum and cerium sales represent less than 4.5% of total revenues.
•	Total Measured and Indicated Mineral Resources would conceivably be sufficient to support continued mining operations at Nechalacho for over 90 years, if the mining rate is unchanged and Mineral Resources are converted to Mineral Reserves at the same conversion rate experienced in the FS.

FS - Key Metrics

The Project financial model assumes 100% equity financing although the Company anticipates that the Project will be financed through a combination of debt and equity. The release of this FS was a critical step toward securing the project financing needed to support the construction of the Project through to steady state operation.

Avalon Rare Metals Inc.	Page 7 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Metric	Quantity	Units
Economics (Pre-Tax)
IRR	22.5%
NPV @ 8%	1,833	$million
NPV @ 10%	1,351	$million
NPV @ 12%	981	$million

Economics (After-Tax)
IRR	19.6%
NPV @ 8%	1,262	$million
NPV @ 10%	900	$million
NPV @ 12%	620	$million

Payback Period	4.3	years

Mining
Mineral reserves	14,600,000	tonnes
Production rate	730,000	tonnes per year
Initial Mine Life	20	years

Total Revenue	645.8	$million per year
Rare earth oxides	456.5	$million per year
EZC	189.3	$million per year
Unit basis	884.65	$ per tonne mined

Total Operating Costs	264.5	$million per year
Reagents	97.2	$million per year
Fuel and Power	50.7	$million per year
Labour	36.7	$million per year
Freight	29.4	$million per year
General and Administration	26.8	$million per year
Other	23.7	$million per year
Unit basis	362.28	$ per tonne mined

Sensitivity analyses on the Project financial model demonstrate that pre-tax Project NPV at a 10% discount rate is most sensitive to metallurgical recoveries, TREO pricing, Canada/US exchange rate, and production tonnage.

The expected annual average production of separated REE in oxides and REE carbonate products (quoted as oxide equivalents) over the 20 year initial mine life are set out in the table below.

Avalon Rare Metals Inc.	Page 8 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

 Annual Production Averages (in tonnes per year), over 20 year mine life

Oxide	Contained in EZC	Separated Rare Earth Oxides	Total
La2O3	193.2	1,187.6	1,380.8
Ce2O3	502.6	2,521.6	3,024.2
Pr2O3	58.8	322.3	381.1
Nd2O3	349.0	1,179.9	1,528.9
Sm2O3	122.2	220.9	343.1
Eu2O3	16.1	31.5	47.6
Gd2O3	121.2	231.5	352.7
Tb4O7	21.0	37.6	58.6
Dy2O3	128.6	195.8	324.4
Ho2O3	27.9	32.5	60.4
Er2O3	89.2	71.6	160.8
Tm2O3	13.8	8.0	21.8
Yb2O3	89.9	40.0	129.9
Lu2O3	13.5	4.6	18.1
Y2O3	728.8	724.9	1,453.7
	2,475.8	6,810.3	9,286.1
ZrO2	19,763.3	-	19,763.3
Nb2O5	2,230.5	-	2,230.5
Ta2O5	243.0	-	243.0
Total	24,712.6	6,810.3	31,522.9

The table below sets out the anticipated capital expenditures (in $million) for the Project, broken down by the jurisdiction to which each class of expenditure relates.

Cost Category	NWT	LA	Total
Mine Development	81.58	-	81.58
Main Process Facilities	351.24	192.51	543.75
Infrastructure	150.68	78.82	229.50
EPCM	119.27	38.57	157.84
Indirect Construction Costs	175.56	27.25	202.81
Owner's Costs	36.76	18.95	55.71
Contingency	120.91	44.90	165.81
Closing Costs / Bond	13.00	3.16	16.16
Upfront Capex	1,049.00	404.16	1,453.16
Sustaining Capital	102.72	19.12	121.84
Total Capex	1,151.72	423.28	1,575.00

Avalon Rare Metals Inc.	Page 9 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

The CDN:USD exchange rate assumption used in the FS for the economic evaluation was based on a major bank's forecast prepared during January, 2013 as follows:

Year	CDN:USD
To end of 2015	Cdn$1.00 = US$0.97
2016	Cdn$1.00 = US$0.96
2017 and thereafter	Cdn$1.00 = US$0.95

For reference, the foreign exchange rate assumption used in the Company's prefeasibility study ("PFS"), the results of which were disclosed in the Company's news release dated July 7, 2011, was Cdn$1.00 = US$0.95.

Optimization Opportunities and Next Steps

While the economics contained in the FS are robust, ongoing metallurgical process development work and engagement with consumers in the marketplace has allowed the Company to identify several major and numerous minor Project optimization opportunities. These could significantly improve the Project economics with lower Capex and Opex, reduced technical risk, enhanced metallurgical recoveries, and other operational efficiency improvements.

These optimization opportunities include (but are not limited to):

•	Improved underground layout and design;
•	Increased mining efficiency through an optimised mine plan;
•	optimization of the crushing and grinding circuit;
•	simplification of the Flotation Plant flowsheet;
•	metallurgical testwork to further improve reagent selection and flotation recoveries;
•	improvements to the Hydrometallurgical Plant processes;
•	alternative impurity removal scenarios;
•	potential to separate lanthanum and cerium at the Hydrometallurgical Plant and stockpile for future sales;
•	potential to significantly increase direct production of HREE by extracting them from the EZC;
•	potential sales of a magnetite by-product;
•	improved plant layouts and materials of construction;
•	potential to defer the construction of the Refinery and toll process Avalon's mixed rare earth concentrate through a refinery (or refineries) built and operated by others; and
•	potential to use excess capacity in the Refinery to toll process third party production and reduce operating costs.

The Company is already investigating most of these opportunities and will continue to refine the Project development model as potential benefits are tested and confirmed.

In the meantime, critical path work including preliminary engineering for the Nechalacho Mine and Concentrator infrastructure is underway, as are preparations to engage a contract miner for the underground development work. The precise timing for the initiation of underground development work planned for 2013 has yet to be finalized. However, this work is unlikely to begin this summer as originally contemplated due to new project financing being unavailable at the present time and uncertainty on the timing for receipt of requisite land use permits.

Avalon Rare Metals Inc.	Page 10 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

The delay in the commencement of underground development work will permit the Company to focus on Project optimization over the next four to six months. The Company believes that this should not impact the Project completion schedule and the Company still anticipates being able to bring product to market in 2017, subject to certain key factors.

The key factors going forward influencing the timely execution of the Project are: securing a strategic or financial partner, receipt of all requisite operating permits and approvals, securing sufficient binding agreements for offtake to support project financing, and the availability of equity and debt financing at a reasonable cost.

Rare Metals Markets and Sales Prices

The price assumptions used in the FS for the separated rare earth oxides have been updated from those used in the PFS to reflect recent developments in the marketplace affecting the supply-demand forecast for 2016. For LREE, Avalon’s view is that new production from outside China will enter the market and have the effect of depressing prices for LREE, with the exception of neodymium (Nd) and praseodymium (Pr). Prices used in the FS for lanthanum, cerium and samarium have therefore been reduced by 50% from those used in the PFS.

Avalon believes that demand for magnets requiring Nd and Pr in applications such as wind turbines and automobiles will increase as a secure supply chain is established outside China. Prices used in the FS for Nd and Pr have therefore been maintained unchanged from the PFS.

For HREE, Avalon believes demand will continue to increase with no significant new HREE production coming into the marketplace prior to Avalon entering the market. Prices used in the FS for HREE have been maintained unchanged from the PFS, with the exception of lutetium (Lu). Lu is used in certain specialized applications and, while all rare earths experienced a price spike in mid-2011, Lu is the only rare earth element not to have experienced a significant drop in price from the highs reached in 2011. For these reasons, the price used in the FS for Lu has been increased by 151% over the PFS.

A table summarizing the Company’s REO price forecasts used in the FS is shown below:

Rare Earth Oxide	FS Forecast (FOB China 2016 US$/kg)
La2O3	8.75
CeO2	6.23
Pr6O11	75.20
Nd2O3	76.78
Sm2O3	6.75
Eu2O3	1,392.57
Gd2O3	54.99
Tb4O7	1,055.70
Dy2O3	688.08
Ho2O3	66.35
Er2O3	48.92
Tm2O3	-
Yb2O3	-
Lu2O3	1,313.60
Y2O3	67.25

Avalon Rare Metals Inc.	Page 11 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Avalon has received several expressions of interest for the EZC from companies in Asia. Avalon has signed an MOU for the sale of the EZC to an Asian firm (as disclosed in the Company’s news release of January 29, 2013).

Avalon’s strong reputation with respect to Corporate Social Responsibility (“CSR”) is regarded favourably by its prospective customers. Markets for the products are global and discussions are advancing steadily with customers looking to secure a new long term supply source.

Review of the FS Project Development Model

The Project will consist of facilities located at three separate sites: an underground mine and concentrator to be located at Thor Lake, 100 kilometres southeast of Yellowknife, Northwest Territories (“NWT”) (the “Nechalacho Mine and Concentrator”), a hydrometallurgical plant to be located at Pine Point, 85 kilometres east of Hay River, NWT (the “Hydrometallurgical Plant”), and a rare earth refinery to be located in Geismar, Louisiana (“LA”) (the “Refinery”), which will produce high purity separated REE oxides and carbonates.

The development model in the FS incorporates two fundamental changes to the original model used for the PFS: the inclusion of the Refinery (whereas the PFS contemplated selling a mixed REE concentrate at a discount to market prices for separated REE oxides) and the exclusion of the zircon “cracking” process.

The decision to include the Refinery in the FS development model was made after several potential consumers expressed a desire to see a refining solution outside of China. At the present time, there are no rare earth refineries outside of China with the capability of processing HREE in the quantities that the Project is expected to produce, and there is no guarantee that such a refinery will be built by others. In addition, many consumers are insisting that suppliers provide assurances that their rare earth products have been produced in a socially and environmentally responsible way. Building the Refinery into the FS development model better positions Avalon to provide such assurances and meet its corporate commitment to sustainability.

Secondly, the PFS contemplated “cracking” the zircon contained in the leached solids from the Hydrometallurgical Plant to recover zirconium, niobium, tantalum and further LREE , and HREE, while the FS provides for the direct sale of the material to processors in Asia as EZC. In so doing, potential technical risks associated with the cracking process were eliminated and a reduction in the related capital costs was achieved, while retaining the optionality of building zircon cracking into the business at some future date.

The development model in the FS provides for construction of the Nechalacho Mine and Concentrator site to begin first (basic engineering work on the flotation section has already commenced). This will be followed by the Hydrometallurgical Plant and the Refinery. Construction work at each site is scheduled such that each facility is available to receive feed as soon as production becomes available from the supplying facility. In addition, provision is made to start commissioning the Hydrometallurgical Plant using high grade ore shipped directly from the mine ahead of concentrate being produced by the Nechalacho Concentrator. This will shorten the overall ramp-up period and reduce the schedule risk from any delay in commissioning of the concentrator.

Nechalacho Mine and Concentrator

The heavy rare earth rich Basal Zone ore body is a sub-horizontal, gently undulating layer, situated at an average depth of approximately 200m, that varies from 5m to over 30m in thickness (averaging 20m across the whole deposit). The FS provides for the construction of a 2,000 tonne per day (“tpd”) underground mine and concentrator. This facility is expected to ramp up to its design capacity of 730,000 tonnes a year within six months after commencement of mining. The mine will be developed as a cut and fill operation with lower-cost long hole stoping methods used in the thicker parts of the ore body. Mine access will be by ramp, with primary crushing underground. Crushed material will be delivered to surface by conveyor. Mining will be conducted with a first pass of primary stopes, followed by secondary stope extraction after the primary stopes have been cement paste-backfilled.

Avalon Rare Metals Inc.	Page 12 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Mined ore will undergo a crushing operation to reduce rock size to 80% passing 13.5mm. The crushing facility has been designed to treat over 4,000 tpd to accommodate the potential doubling of the initial planned mining rate at a future date. Crushed ore from underground will be brought to surface by conveyor, fed into a rod/ball mill circuit and de-slimed ahead of flotation. A magnetite product can also be produced from this milling operation, and Avalon is assessing sales opportunities for this product.

The flotation section of the Concentrator is comprised of rougher and multiple cleaner circuits to produce a flotation concentrate which is further up-graded by gravity concentration to produce a final concentrate typically consisting of over 7.37%TREO, 15.53% ZrO2, 1.71% Nb2O5, and 0.19% Ta2O5. This final concentrate is filtered and stored in a covered bulk facility on site from which it will be loaded into concentrate shipping containers, hauled to the seasonal dock facility on the north shore of Great Slave Lake and barged during the summer to the Hydrometallurgical Plant.

The Nechalacho Mine and Concentrator infrastructure will include an environmentally responsible tailings management facility located in a local catchment area to the northeast of Thor Lake, a 120 person camp, 1,000 metre airstrip, diesel power generation for a peak demand of 13.6 megawatts (“MW”) at 2,000 tpd, administration, maintenance and warehouse facilities and a seasonal dock facility for concentrate loading.

Hydrometallurgical Plant

The FS provides for the construction of a Hydrometallurgical Plant which will process the concentrate from the Nechalacho Mine and Concentrator to produce a mixed rare earth precipitate and EZC. This plant will be fed by concentrate barged in containers from the Nechalacho Mine and Concentrator. Concentrate will be fed into a pre-leach/sulphuric acid bake/water leach plant where the majority of the LREE and approximately 50% of the HREE will be dissolved. This rich solution will then be treated for the removal of iron and various other impurities before a mixed REE precipitate will be produced by the addition of lime. This precipitate will then be filtered before being containerised and railed to the Refinery.

The EZC will be produced as a solid by-product from the sulphuric acid baking process after the leaching of the LREE and HREE. The FS provides for the direct sale of the EZC. The Company has identified a market for EZC in Asia and the Company has signed a memorandum of understanding (“MOU”) with a potential customer which confirms a selling price.

The Hydrometallurgical Plant tailings will be disposed of in an engineered facility located within an open pit that remains from the historic Pine Point mining operation. The use of this existing pit offers potential for reduced environmental impacts and operational efficiencies, with the additional benefit of restoring this land to its original state.

The FS estimates that approximately 5.6 MW of power will be required for the Hydrometallurgical Plant, which will be supplied with hydro-electric power from the Taltson Dam. The Hydrometallurgical Plant infrastructure will include administration, maintenance, warehouse and product loading facilities. The EZC and mixed REE precipitate will be transported by truck 85 kilometres along an all season highway to a railhead facility located in Hay River, NWT.

Refinery

The proposed Refinery will be located in an industrial area in Geismar, LA adjacent to a CN rail line and an existing chlor-alkali plant of sufficient size to supply the Refinery with its principal chemical reagent requirements. The FS estimates that initial annual production from the Refinery will average approximately 7,000 tonnes per year of separated rare earth products, with additional capacity for processing similar mixed rare earth precipitates produced by others.

Avalon Rare Metals Inc.	Page 13 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

The Refinery is comprised of two plants, a leaching plant and a separation plant. The purpose of the leaching plant is to selectively remove remaining impurities from the mixed REE precipitate from the Hydrometallurgical Plant to attain a purified REE feed solution that is then pumped to the separation plant where the individual rare earth products will be produced.

The leaching plant will incorporate a process comprised of sulphuric acid leaching and separation, selective precipitation, solvent extraction for impurity removal, REE precipitation, hydrochloric acid leaching and waste water treatment. The product from the leaching plant is a mixed light and heavy REE chloride solution which is then pumped to the separation plant. The REE separation process is based on a standard, proven technology that has been implemented in many REE separation plants in China and elsewhere. It includes leaching, solvent extraction, REE precipitation, filtration, drying, and calcining to produce multiple, high purity separated REE oxide and REE carbonate products to customers’ specifications.

The majority of the waste material from the leaching and separation process at Geismar is calcium sulphate (gypsum) which will be stored in engineered waste impoundment cells on the Geismar property. An independent environmental consultant for Avalon has concluded that, with the application of proposed mitigation measures, the residual environmental effects are anticipated to be negligible and insignificant.

Closure and Bonding

The FS includes a conceptual closure plan and provision is made in the financial model for the associated closure bonds for all three sites. The closure plans include provision for post life of mine (“LOM”) management as appropriate at each site. As a result of this work, the Company increased its provision for site reclamation costs by $61,000 during the Quarter, primarily to provide for the remediation of the historical works on the property prior to its acquisition by the Company.

Metallurgical Process Development

Metallurgical testwork continued during the Quarter under the direction of the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh. Recent work has focused on various optimization opportunities within the FS base case flowsheets for the Concentrator and the Hydrometallurgical Plant.

The crushing and milling circuits have been reviewed and a simpler, more energy efficient circuit has been determined. This circuit has only a single stage of crushing (as opposed to 3 stages) followed by a Semi-autogenous (SAG) mill and 2 Vertical mills. Capital and operating costs should be lower with this new configuration plus the amount of slimes generated will be reduced.

Bench scale flotation work at SGS Mineral Services (“SGS”) in Lakefield, Ontario has successfully identified an improved reagent suite and this is scheduled for piloting in July. This reagent suite has been shown capable of matching (and for some elements improving) previous flotation performance while eliminating the need for any additional de-sliming and gravity enrichment steps in the flowsheet. Optimization work currently in progress is targeting a reduction in reagent consumption and evaluating the impact of temperature on performance. The intention is to pilot this reagent suite in July. The suite also allows for open circuit cleaning thereby reducing significantly any circulating loads allowing smaller equipment to be used and simplifying the operation.

Testwork being conducted at Xstrata Process Support in Sudbury, Ontario to evaluate and compare the flotation performance of the various ore textural ore types present in the Basal Zone has been completed and has identified some materials which are easier to process than others. A full evaluation of the impact of the various mineralogical compositions on flotation performance is nearing completion.

For the Hydrometallurgical Plant, some improvements in leaching efficiency have been determined with longer kiln residence times and higher temperatures.

Avalon Rare Metals Inc.	Page 14 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Much work has been performed evaluating options for improving the recovery of HREE’s from the Enriched Zircon Concentrate using combinations of various acids, alkalis, elevated temperature and pressure.

This work has indicated that total HREE recoveries in the mid to high 90%’s can be achieved directly from the flotation concentrate (i.e. without prior acid baking). A preliminary flowsheet has been developed and further testwork aimed at determining the process design criteria for each of the unit operations and optimizing reagent requirements is in progress.

Mintek of Johannesburg, RSA has successfully developed an improved process for the removal of impurities from the mixed rare earth precipitate generated in the pilot plant for the Hydrometallurgical Plant process flowsheet. The product from this trial was found to be suitably “clean” for feeding into a conventional rare earth refinery. The process was successfully piloted at Mintek in April.

Some testwork is planned to validate easy means for the removal of cerium and lanthanum from the circuit prior to the bulk precipitation of a mixed RE concentrate. This will significantly reduce the volume of the mixed RE concentrate thereby reducing refinery size requirements and generating a more attractive product for potential toll processors. In the FS base case, these two RE’s comprise over 50% of the feed to the refinery but generate less than 5% of the total revenue.

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Most potential strategic partners and technology partners are seeking off-take agreements in return for their financial or technological contribution.

Active discussions continue with six of the eight companies that have signed MOU’s. Each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed.

Avalon presented the results of its feasibility study at the Asian Metal rare earths conference in New York in May. As the only rare earth company outside China to have completed a full feasibility study from mine to oxides on a heavy rare earth rich deposit, Avalon’s case history on the high cost, as well as the considerable time and effort required to complete a comprehensive feasibility study on such a deposit, was a surprise for many of the attendees.

On June 19, 2013 Avalon participated in a rare earth Forum at the Canadian embassy in Berlin, Germany. The meeting was attended by German industry and academic representatives in addition to representatives from the Canadian and German governments. The main issues raised during the forum were that demand for rare earths would be higher if a competitive supply source outside China emerged, and that despite falling prices, no fundamental change has occurred in the market with China continuing to dominate the supply chain.

Environmental Assessment Process, Health and Safety, Permitting

The environmental assessment process continued during the Quarter. Following final submissions from various stakeholders, regulators and the Company, formal closure of the Mackenzie Valley Environmental Impact Review Board’s (“MVEIRB”) public registry occurred on April 3, 2013. The Company is now awaiting the Report of Environmental Assessment from MVEIRB, which is expected in July 2013. This report will then be subjected to federal ministerial review and approval, which is required before new operating permits can be issued.

Avalon Rare Metals Inc.	Page 15 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Current activities at the Project site are being conducted under a new land use permit issued by the Mackenzie Valley Land and Water Board on June 23, 2011, for a period of 5 years beginning on July 5, 2011.Copies of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

The Company has placed a high priority on its performance with respect to health and safety at the Project site. The Company’s safety performance remained strong during the Quarter, with no lost time or medical aid accidents. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections, emergency drills, and both weekly and daily safety meetings.

The Company has held discussions with the Louisiana Department of Environmental Quality to identify permitting requirements for the REE Refinery proposed to be located in Geismar, Louisiana. Initial indications are that while the process is rigorous, timelines for receiving permits are more predictable than in the Northwest Territories. Avalon started the permitting process in late 2012, and baseline studies were completed in the quarter.

Project Schedule - Risks and Mitigations

The target date for achieving commercial operations remains 2017 but the start date for beginning construction work remains uncertain due to the present challenging market conditions for raising project financing. Consequently, pre-construction development work for the Nechalacho Mine and Concentrator at Thor Lake, originally scheduled to commence this summer, is unlikely to proceed as planned without new financing being arranged. The construction schedule will need to be compressed in order to meet the 2017 target completion date. Opportunities for achieving this have already been identified and will be further studied as part of the optimization work currently underway.

With construction work at the site unlikely to begin before 2014, there would appear to be adequate time in 2013 to complete the environmental assessment process and secure necessary land use permits as well as complete partnership agreements with local Aboriginal groups. Timing on securing off-take agreements and Project financing remain the most significant risk factors impacting the project schedule, in the current depressed global economic environment. Efforts to identify strategic partners and other sources of capital are ongoing.

To help manage technical risk the Company has developed and implemented a formal risk management program developed to assess business, construction and operating risks. The Company also maintains an independent Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to senior management. The TAC met once during the Quarter.

Other Projects

The Company has five other active mineral resource projects. The work programs on these projects are under the overall direction of the Company’s Vice-President, Exploration, Dr. William Mercer.

Separation Rapids

During the Quarter, the Company incurred $131,555 in expenditures on the Separation Rapids Lithium-Tantalum Project. Approximately 35% was spent on metallurgical laboratory testwork to produce 10 kilograms of high grade lithium mineral (petalite) concentrate for further evaluation by potential customers, 30% on geological compilation work to convert historical resource data into the Company’s current geological data information system, 28% on the preparation of a conceptual capital cost estimate for the construction of a demonstration plant, with the balance spent on environmental, permitting and community engagement work.

Avalon Rare Metals Inc.	Page 16 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

The Company was motivated to undertake the recent work after receiving new expressions of interest in its pure petalite product from several international glass manufacturers. Responding to this interest, the Company recovered 3 tonnes of broken ore from the site in March 2013, in order to re-establish the most efficient processing methodology and produce small product samples for marketing purposes. This work is in progress at SGS Minerals Services under the direction of Mr. David Marsh, Senior Vice-President, Metallurgy and Interim COO.

It is anticipated that if the current test work successfully demonstrates that an acceptable quality petalite product can be produced, then (subject to financing) the Company would proceed to construct a demonstration scale production facility in the Kenora area. The Company has recently retained Micon International Inc. to produce an updated cost estimate for construction and operation of such a facility and several potential sites for this plant are presently being investigated.

Warren Township

No expenditures were incurred on the Warren Township Anorthosite Project during the Quarter and no work is currently planned for 2013. The annual lease payment is $2,060.

East Kemptville

The Company incurred $5,701 in expenditures during the Quarter on the East Kemptville Tin-Indium Project in Yarmouth County, Nova Scotia, primarily related to maintenance of the property and discussions with provincial government officials and the surface rights land owner to arrange access to the site to carry out fieldwork planned for the summer. Negotiations with the land owner continue to make progress.

The Special Licence requires the additional expenditures of approximately $1,500,000 by September 30, 2014 following a development program outlined by Avalon.

Spor Mountain

The Company incurred $10,077 in expenditures on geological mapping and prospecting work in the vicinity of the Company’s Spor Mountain Rare Metals Project in Juab County, Utah, and this work will continue in June and July.

Miramichi

During the Quarter, the Company incurred $5,659 in expenditures on the Miramichi mineral claims in York County, New Brunswick in preparation for a summer field program carried out subsequent to the end of the quarter. The field work consisted of mapping and geochemical sampling for which results are not yet available. The Miramichi Tin Project is considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

General Exploration

During the Quarter, the Company incurred $9,744 in general exploration expenses related to new rare metals project generation.

Avalon Rare Metals Inc.	Page 17 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Corporate Social Responsibility (“CSR”)

Since 2007, as a specific CSR objective, the Company has conducted considerable Aboriginal community outreach and endeavoured to maximize Aboriginal employment at the Nechalacho site and as well as the implementation of certain training initiatives. During calendar 2012, the Company achieved this objective, by maintaining an average of 65% Aboriginal staff of the 20 regular staff at the site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. The impacted First Nations have approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project, and this is being integrated into our Accommodation Agreements. Several safety training initiatives for all site employees were carried out during the year, as well as carrying out emergency response drills.

Avalon continued to build on and expand upon its University Student Outreach Initiative which is designed to build the talent pools needed for the design and building of REE facilities and downstream REE processing and applications. This initiative is about encouraging, enabling and strengthening the interest in REE-focused science, engineering and business among undergraduate and post graduate students and faculty. As part of this initiative, Avalon has introduced REE lectures and seminars into course curriculum, mentored an international network of research and development capabilities, and sponsored student and case competitions in a wide range of courses and universities, including process improvement, renewable energy plant design and sustainability-related projects.

To provide independent advice as to the efficacy of the Company’s Corporate Social Responsibility work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets regularly to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the Committee Chair. During the Period the SAC provided some feedback on key sustainability components of the FS and the 2012 Corporate Sustainability Report Summary. The key performance metrics are posted on the Company’s website at www.avalonraremetals.com. The full report will be completed mid-2013.

Administration

Operating expenses totalled $1,773,147 for the Quarter, a 12% increase over the amount incurred during the same quarter in fiscal 2012 ($1,580,462). The main area of increased operating expenses for the Quarter was salaries and benefits. The increase in salaries and benefits was partly offset by the decrease in legal fees.

The share based compensation earned during the Quarter totalled $612,825, which was offset by the reversal of the share based compensation of $854,396 previously recognized on unvested stock options that were canceled during the Quarter, resulting in a net recovery of $241,571 for the Quarter. Share based compensation totalled $1,434,081 for the same quarter in fiscal 2012. The decrease in the share based compensation (excluding the recovery of unvested cancelled stock options) is primarily related to the decrease in the estimated fair values of the options earned during the Quarter compared to the same quarter in fiscal 2012, and the increase in the amount of share based compensation capitalized to exploration and evaluation assets ($182,516 for the Quarter compared to $Nil for the same quarter in fiscal 2012).

Salaries and benefits totalled $1,051,465 during the Quarter compared to $797,201 for the same quarter in fiscal 2012. The increase is primarily related to severance payments paid to former executives who departed during the Quarter and the increase in provision for accrued vacation pay.

Avalon Rare Metals Inc.	Page 18 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Legal fees decreased by $79,417 (22%) during the Quarter compared to the same quarter in fiscal 2012 as most routine legal matters are now being handled by in-house counsel.

Expenditures on public and investor relations for the Quarter increased by approximately $14,000 (10%) as compared to the same quarter in fiscal 2012. The increase is primary related to the increased number of non-deal marketing roadshows that the Company participated in following the release of the results of the FS.

During and subsequent to the end of the Quarter, the Company participated in non-deal roadshows in the U.S. (New York, Boston, Minneapolis) and in Europe including, Roth Capital Partners Investment conference in London. Investor interest generally in small-cap resource companies remains low although the sector is seen now by many seasoned investors as over-sold and an investment opportunity.

All other general and corporate expenses were substantially similar with the same quarter in fiscal 2012.

Lower cash balances resulted in interest income decreasing to $61,125 compared to $258,943 for the quarter ended May 31, 2012.

For the Nine Months, operating expenses totalled $5,057,950 compared to $4,674,363 for the comparable period in fiscal 2012. The main areas of increased operating expenses for the Nine Months were financial advisory fees and expenses, salaries and benefits and marketing and sales expenses, which were partly offset by the decrease in public and investor relations expenses, transfer and filings, and information technology supporting services.

Financial advisory fees and expenses totalled $400,924 for the Nine Months compared to $30,150 compared to the same period in fiscal 2012. Since April 2012, the Company has retained financial advisors in assisting the Company to finalize strategic partnerships and commercial off-take agreements and securing debt financing.

Salaries and benefits for the Nine Months increased by approximately 9% to $2,352,371, compared to the same period in fiscal 2012. The increase is primarily related to severance payments paid to former executives who departed during the Quarter and the increase in provision for accrued vacation pay, which were partly offset by the decrease in discretionary performance bonuses.

Marketing and sales related expenses increased by approximately $154,000 (63%) during the Nine Months compared to the same period in fiscal 2012, which primarily related to increase in fees paid to consultants in assisting the Company in sales and market development and identifying potential customers and strategic partners, and more travel to meetings with potential customers.

Expenditures on public and investor relations for the Nine Months decreased by approximately $158,000 (28%) as compared to the same period in fiscal 2012. The decrease is primary related to the reduced level of direct and web-based marketing activities, and as well as reduced participation in investment conferences during first half of the fiscal year.

Stock-based compensation decreased to $1,503,407 from $5,176,357 during the Nine Months compared to the same period in fiscal 2012. This decrease is primarily related to the decrease in the estimated fair values of the options earned during the Nine Months compared to the same period in fiscal 2012, the reversal of the share based compensation of $854,396 previously recognized on unvested stock options that were canceled during the Quarter, and the increased amount of share based compensation capitalized to exploration and evaluation assets ($559,933 for the Nine Months compared to $Nil for the same period in fiscal 2012).

Avalon Rare Metals Inc.	Page 19 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company.

Fiscal Year	2013			2012				2011
For the Quarters Ended	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 29	Nov. 30	Aug. 31
	$	$	$	$	$	$	$	$
Net revenues	61,125	107,308	161,760	218,383	258,943	297,860	330,545	210,048
Loss before discontinued operations and extraordinary items	1,531,783	2,360,231	2,528,529	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	0.02	0.02	0.02	0.03	0.03	0.03	0.02
Net loss	1,531,783	2,360,231	2,528,529	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839
Net loss, per share, basic and fully diluted	0.01	0.02	0.02	0.02	0.03	0.03	0.03	0.02

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2017 at the earliest.

As at May 31, 2013, the Company had working capital of $13,510,284 and cash and cash equivalents on hand of $15,113,012. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.45%. As at August 31, 2012, the Company had working capital of $33,336,970 and cash and cash equivalents on hand of $38,299,998.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $600,000 per month. The Company’s current anticipated resource property expenditures for fiscal year 2013 are budgeted at approximately $21.2 million (of which approximately $15.7 million has been incurred by the end of the Quarter), with approximately $20.5 million of these expenditures being allocated to Nechalacho, primarily to complete the FS (of which approximately $15.5 million has been incurred by the end of the Quarter). In addition, the Company has budgeted an additional $2.2 million in resource property expenditures to be incurred prior to the end of the calendar year, substantially all of which will be spent on Nechalacho.

Avalon Rare Metals Inc.	Page 20 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least March, 2014. The Company is investigating financing options to raise additional capital to fund its operations after this point.

As discussed above, under Project Schedule Risks and Mitigations, certain pre-construction development expenditures contemplated to be incurred prior to December 31, 2013 are unlikely to be expended in 2013 due to Project financing being unavailable on the timing originally anticipated. The Company continues to work on attracting project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets.

If the Company is not able to secure financing on satisfactory terms, these expenditures may be deferred with a corresponding deferral in the targeted production start date for the Project. However, even with a delay in securing financing, the Company will endeavour to optimize and compress the Project schedule, such that delivering its first product to market in 2017 would still be achievable.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$55,000 related to the mining claims at Spor Mountain and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,324.

Under the terms of the new Special Licence for the East Kemptville Tin-Indium Project, the Company has optional obligations to incur approximately $1.5 million in exploration expenditures by September 30, 2014.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2013	$30,012
2014	$357,166
2015	$341,275
2016	$309,467
2017	$99,621

Off Balance Sheet Arrangements

As at May 31, 2013, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Avalon Rare Metals Inc.	Page 21 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

i)	During the nine months ended May 31, 2013, the Company incurred consulting fees of $ Nil (May 31, 2012 - $12,000) with an officer;

ii)	During the nine months ended May 31, 2013, the Company incurred consulting fees of $Nil (May 31, 2012 - $35,500) with a person who is related to an officer and director, which were capitalized as exploration and evaluation assets;

iii)	During the nine months ended May 31, 2013, the Company incurred consulting fees of $3,563 (May 31, 2012 - $11,180) with a person who is related to a former officer, which were capitalized as exploration and evaluation assets.

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the six months ended May 31, 2013 and May 31, 2012 were as follows:

	May 31, 2013	May 31, 2012

Salaries, benefits and directors’ fees	$2,716,699	$2,172,932
Share based compensation(1)	1,488,838	4,699,172

	$4,205,537	$6,872,104

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the end of the Quarter, the Company;

a)	granted an aggregate of 510,000 stock options with a weighted average exercise price of $0.84 per share to the Company’s employees. The weighted average contract life of these options was 4.1 years; and

b)	cancelled 25,000 stock options with an exercise price of $2.84 per share.

Avalon Rare Metals Inc.	Page 22 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Critical Accounting Judgements and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Recoverability of mineral properties and deferred exploration and evaluation costs

The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, plant and equipment – estimated useful lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of mineral reserve and mineral resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair value of share based payment.

The Company follows accounting guidelines in determining the fair value of share based payment. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Avalon Rare Metals Inc.	Page 23 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Accrued site closure and reclamation costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the Six Months.

Recent Accounting Pronouncements

At the date of this MDA, the IASB and Interpretations of the International Financial Reporting Interpretations Committee has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

Avalon Rare Metals Inc.	Page 24 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

IFRS 10, 11, 12, 13 and IAS 27 and 28 have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRIC Interpretation 20: Stripping Costs (“IFRIC 20”) summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine. IFRIC 20 requires the costs be allocated to inventory and the relevant mining asset where the stripping costs produce a combination of ore and waste.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

Avalon Rare Metals Inc.	Page 25 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, permitting risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate that its existing funds are adequate to put any of its resource interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of May 31, 2013. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at May 31, 2013.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (“COSO framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at May 31, 2013. No material weaknesses were identified by management during this evaluation.

Avalon Rare Metals Inc.	Page 26 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at May 31, 2013 and the date of this MDA, the Company has 103,796,986 common shares issued and outstanding.

b)	Options

As at May 31, 2013, the Company had an aggregate of 8,135,250 incentive stock options outstanding with a weighted average exercise price of $2.71 (of which 4,200,250 were vested and 3,935,000 were unvested). Subsequent to the end of the Quarter, 510,000 options were granted and 25,000 options were cancelled (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 8,620,250 incentive stock options with a weighted average exercise price of $2.60 outstanding.

c)	Warrants

As at May 31, 2013 and the date of this MDA, the Company has 10,000 common share purchase warrants with an exercise price of $1.48 outstanding.

The Company is also committed to issue 40,000 common share purchase warrants to the DKFN, in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Avalon Rare Metals Inc.	Page 27 of 28

Management’s Discussion and Analysis
For the period ended May 31, 2013

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 28 of 28